SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)


                                  Epigen, Inc.
                                ---------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                  294259 10 G
                                 --------------
                                 (CUSIP Number)

       Colin K. Harley, Harley & Deickler, P.O. Box 264 Woodbury, CT 06798
                                  203-263-2469
       -------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 27, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

                                                             (Page 1 of 2 Pages)

CUSIP NO. 294259 10 G                  13D                     Page 2 of 2 Pages


1.  NAMES OF REPORTING PERSONS - Richard E. Kent
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)[_]
                                                                          (b)[X]


3.  SEC USE ONLY


4. SOURCE OF FUNDS* - $106,141; Conversion of accrued salary and unreimbursed insurance premiums


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(D) OR 2(E)                                                     [_]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION  -  UNITED STATES


NUMBER OF                  7.  SOLE VOTING POWER  -  539,995
SHARES
BENEFICIALLY               8.  SHARED VOTING POWER  -  0
OWNED BY
EACH                       9.  SOLE DISPOSITIVE POWER  -  539,995
REPORTING
PERSON WITH               10. SHARED DISPOSITIVE POWER  -  0


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  - 539,995


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [_]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 2.49%


14. TYPE OF REPORTING PERSON*  -  IN

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              08/02/00
                                       -------------------------
                                              (Date)

                                       /s/ Richard E. Kent
                                       -------------------------
                                           (signature)

                                       -------------------------
                                          Richard E. Kent